Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

August 31, 2011

Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Man Shing Agricultural Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed: September 28, 2010
File No.: 000-53146

Dear Ms. Jenkins:

On behalf of our client, Man Shing Agricultural Holdings, Inc., a Nevada company (including its subsidiaries unless the context indicates otherwise, the “Company”), we hereby provide responses to comments issued in a letter dated August 17, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K filed September 28, 2010.

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

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Tia Jenkins August 31, 2011 Page 2

Form 10-K filed for Fiscal Year Ended June 30, 2010

1.
We have reviewed your responses to our prior comments 1 through 7. We note that you have established various control processes and you maintain your books and records in accordance with U.S. GAAP. Considering it appears that the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations, please provide us with a detailed discussion of the factors you considered in assessing whether this would result in a significant deficiency or material weakness to support your conclusion that internal controls over financial reporting were effective at June 30, 2010.

COMPANY RESPONSE: The Company considered the following factors in assessing whether there was a significant deficiency or material weakness in its internal control over financial reporting:

•
The Company has developed and relies upon flowcharts and an internal control matrix for major operational cycles to monitor internal control over financial reporting (as described in detail in the letter from Loeb & Loeb LLP dated July 29, 2011 regarding the prior comments of the staff of the Securities and Exchange Commission (the “SEC”) relating to the Company). The flowcharts and internal control matrix provide internal control checkpoints for these major operational cycles, and are reviewed and updated by the Company regularly. These internal audit procedures are monitored by the Company’s independent directors.

•
The Company has engaged a certified public accounting firm in the United States as a consultant to provide advice about financial reporting and disclosure in accordance with generally accepted accounting principles in the United States (“U.S. GAAP.”) The consultant also reviews the Company’s financial statements to confirm compliance with U.S. GAAP. The consultant is also available to provide advice regarding the Company’s internal controls over financial reporting.  In reviewing the Company’s financial statements and procedures for the year ended June 30, 2010, the consultant did not identify any deficiencies in the Company’s internal control over financial reporting.

•
The Company uses “Accounting Research Manager”, an Internet-based database program. The program provides a comprehensive online database of analytical accounting and SEC information as well as primary source data. The program is updated daily and provides current, complete and objective resource materials for financial reporting needs. In addition, the program provides more than 80 courses which covers a broad range of topics and provides the Company’s employees with ongoing technical training support in U.S. GAAP financial reporting.

Tia Jenkins August 31, 2011 Page 3

Consolidated Financial Statements

Consolidated Statements of Stockholders Equity, page F-5

2.
We have reviewed your response to our prior comment eight, noting the $625,000 adjustment was incurred as part of the reverse merger consummated on August 20, 2009 and recorded in accordance with FASB ASC 805-40-25. Your response does not appear to address our comment therefore it is being reissued. Please provide us with a detailed discussion of what the $625,000 represents and why this was not accounted for during the retroactive restatement of the June 30, 2009 financial statements for the reverse merger. In addition, please provide us with a detailed discussion of how the guidance in FASB ASC 805-40-25 applies to this adjustment.

COMPANY RESPONSE: The reverse merger between Weifang Xinsheng Food Co., Ltd. (“Xinsheng”), Hero Capital Profits Limited (“HCP”) and the Company was consummated on August 20, 2009. The $625,000 adjustment was a capital transaction in connection with the reverse merger and was accounted for as a capital transaction charged to the subsidiary company, HCP, after June 30, 2009 and during the reverse merger. These payments consist of capital paid by HCP in the form of HCP’s securities in connection with the reverse merger.   Both HCP and Man Shing are holding companies.  Xinsheng is the only operating unit and is considered to be the accounting acquirer (legal acquiree) during the reverse merger.  In the merger between Xingsheng/HCP and the Company, Xinsheng/HCP is the accounting acquirer (legal acquiree) and Man Shing is the accounting acquiree (legal acquirer).

In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805-40-25 regarding reverse mergers, the financial statements of the Company were retroactively restated to reflect the change of equity of the accounting acquirer before the reverse merger.  Therefore, the $625,000 payment to HCP occurred after June 30, 2009 and should not be included in the retroactive restatement of the June 30, 2009 financial statements.  Since the purpose was the payment of capital, the amount is recorded as “recapitalization related to reverse merger” in the fiscal year ended June 30, 2010.

Notes to Audited Consolidated Financial Statements

1. Organization Background, page F-6

3.
We have reviewed your response to our prior comment nine, noting your response addressed the merger transaction between you and Hero Capital Profits Limited. Your response did not address our comment; therefore it is being reissued in its entirety. It appears from your disclosure that Weifang Xinsheng Food Co. Ltd. is the wholly owned subsidiary of Hero Capital Profits Limited. Please provide us with a detailed discussion of the consideration that was exchanged and how you accounted for the transaction between Hero Capital Profits Limited and Weifang Xinsheng Food Co. Ltd. In addition, please provide us with the ownership composition of each entity prior to the consummation of the transaction.

Tia Jenkins August 31, 2011 Page 4

COMPANY RESPONSE: HCP and Xinsheng merged in 2006 and Xinsheng became the wholly owned subsidiary of HCP. Immediately prior to the merger, Mr. Shili Liu owned 100% of the equity of Xinsheng and 100% of the equity of HCP. No consideration was exchanged in connection with the merger of HCP and Xinsheng. HCP and Xinsheng are consolidated in accordance with U.S. GAAP. All significant inter-company accounts and transactions have been eliminated. The consolidated entity includes 100% of assets, liabilities, and net income or loss of Xinsheng, the wholly owned subsidiary.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner